Exhibit 99.3

Premium Resources Drills 14.20m of 5.14% CuEq or 2.49% NiEq Outside of Selebi North MRE and Provides Drilling Program Update

Toronto, Ontario--(Newsfile Corp. - January 27, 2025) - **Premium Resources Ltd. (TSXV: PREM) (OTC Pink: PRMLF) ("PREM" or the "Company")** announces significant assay results for two holes that were drilled outside of the Mineral Resource Estimate ("**MRE**") at its past-producing nickel-copper-cobalt sulphide ("**Ni-Cu-Co**") Selebi North underground ("**SNUG**") mine in Botswana. The Company has commenced an underground exploration drilling program at Selebi North to test the deeper borehole electromagnetic ("**BHEM**") plates from N2 Limb and South Limb. The Company will continue to report on assay results from the extensive in-fill drilling program as they are received.

Assays Highlight Potential for Resource Expansion:

- **SNUG-24-172: South Limb (Outside Extents of MRE)**
  14.20 metres of 5.14% CuEq or 2.49% NiEq (1.73% Cu, 1.66% Ni, 0.08% Co)
- **SNUG-24-144: down-dip of N2 (Outside Extents of MRE)**
  14.40 metres of 3.99% CuEq or 1.94% NiEq (1.44% Cu, 1.24% Ni, 0.06% Co)

Sean Whiteford, President of Premium Resources International, commented: "We are excited and encouraged by the exploration drill and assay results. This exploration drilling program is designed to increase the mineral resource of the Selebi North deposit by drill testing large, highly conductive BHEM plates located down plunge and interpreted to represent massive sulphide mineralization. These BHEM plates are situated outside the current resource estimate boundary."

The exploration program will include two underground drills with one drill targeting the area between the N2 Limb and N3 Limb following up on results from hole SNUG-24-144 while the second drill will focus on testing 100 metres down plunge of the South Limb in the area that SNUG-24-172 was drilled (Figure 1).

SNUG-24-144 intersected intermittent mineralization outside the current MRE wireframe and SNUG-24-172 intersected South Limb mineralization approximately 20 meters outside of the current MRE wireframe.

Assay results for SNUG-24-144 and SNUG-24-172 reported herein are provided below in Table 1 and drill hole collar details are provided in Table 2.

True thickness of mineralization was estimated using the wireframe as part of the MRE (see PREM news release dated August 8, 2024) where available. True thickness of mineralization outside the MRE is not estimated for the new mineralization down dip of the N2 Limb.

Drill core photos for all highlighted holes released to date, including the holes reported herein, are accessible by Clicking Here and can also be found on the Company's website at www.premiumresources.com.

Table 1: Assay Results Selebi North Deposit

Hole-ID	From (m)	To (m)	[1]Length (m)	[2]Est. True Thickness (m)	Cu (%)	Ni (%)	[3]Co (%)	Limb	[4]CuEq (%)	[5]NiEq (%)
SNUG-24-144	374.05	381.00	6.95	5.21	1.85	0.93	0.04	South Limb	3.78	1.83
incl.	374.05	379.50	5.45	4.09	2.19	0.55	0.02	South Limb	3.32	1.61
and	379.50	381.00	1.50	1.12	0.62	2.33	0.11	South Limb	5.42	2.63

Hole-ID	From (m)	To (m)	[1]Length (m)	[2]Est. True Thickness (m)	Cu (%)	Ni (%)	[3]Co (%)	Limb	[4]CuEq (%)	[5]NiEq (%)
SNUG-24-144	547.90	562.20	14.30	Unknown	0.33	0.35	0.02	N2 down dip	1.04	0.51
SNUG-24-144	576.50	580.40	3.90	Unknown	1.15	0.36	0.02	N2 down dip	1.90	0.92
SNUG-24-144	586.55	587.60	1.05	Unknown	1.43	1.04	0.05	N2 down dip	3.57	1.73
SNUG-24-144	**610.30**	**624.70**	**14.40**	**Unknown**	**1.44**	**1.24**	**0.06**	**N2 down dip**	**3.99**	**1.94**
incl.	**610.30**	**616.95**	**6.65**	**Unknown**	**1.33**	**1.34**	**0.07**	**N2 down dip**	**4.09**	**1.99**
and	**618.70**	**621.35**	**2.65**	**Unknown**	**0.61**	**2.08**	**0.10**	**N2 down dip**	**4.89**	**2.38**
and	**621.35**	**623.60**	**2.25**	**Unknown**	**3.60**	**0.91**	**0.05**	**N2 down dip**	**5.47**	**2.66**
SNUG-24-172	**623.75**	**637.95**	**14.20**	**7.09**	**1.73**	**1.66**	**0.08**	**South Limb**	**5.14**	**2.49**
Including	**625.25**	**635.50**	**10.25**	**5.12**	**1.81**	**2.03**	**0.10**	**South Limb**	**5.98**	**2.90**

[1]Length refers to drillhole length.

[2]True thickness is estimated using the MRE wireframe where available.

[3]Co is not included in the MRE as cobalt analyses are not consistently available throughout the deposit.

[4] CuEq was calculated using the formula CuEq=Cu+2.06*Ni assuming long-term prices of US$10.50/lb Ni and US$4.75/lb Cu nickel and copper recoveries of 72.0% and 92.4% respectively, derived from metallurgical studies which consider a conceptual bulk concentrate scenario.

[5] NiEq was calculated using the formula NiEq=Ni+0.485*Cu.

Table 2: Drill Collar Information Selebi North Deposit

HOLE ID	Mine East	Mine North	Elevation	Dip	Mine Azimuth	Hole Length	Comment
SNUG-24-144	35322.9	84604.9	82.3	-60.4	217.2	653.3	Rig #1 810mL P6
SNUG-24-172	35378.5	84423.2	81.1	-63.7	175.2	851.5	Rig #3 810mL P4

Quality Control

The underground drilling program is being carried out through an agreement with Forage Fusion Drilling Ltd. of Hawkesbury, Ontario, Canada, who have provided three Zinex U-5 drills for purchase and training of local operators. Drill core samples are BQTK (40.7 mm diameter). All samples are ½ core cut by a diamond saw on site. Half of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at ALS Chemex in Johannesburg, South Africa. Commercially prepared blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu and Co are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81).

Holes are numbered as follows: SNUG (Selebi North Underground) + year + hole number starting at 013.

BHEM Surveys

The BHEM surveys at Selebi utilize the Crone PEM system operated by local Batswana staff. Survey data is collected using a 3-component fluxgate probe collecting full waveform data. Surveys have been collected using timebases between 50 and 1000ms (0.25 Hz to 5 Hz). The data has been processed to a calculated residual step response to better quantify the conductive sources. This added processing has proven to be invaluable because of the size of the highly conductive mineralized system.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon

Taylor, Vice President Exploration of the Company, who is a "qualified person" for the purposes of National Instrument 43-101.

Technical Report

The MRE on the Selebi Mine is supported by the Technical Report. Reference should be made to the full text of the Technical Report for the assumptions, qualifications and limitations set forth therein, a copy of which is available on SEDAR+ (www.sedarplus.com) under PREM's issuer profile.

About Premium Resources Ltd.

PREM is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.

PREM is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PREM's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

For further information about Premium Resources Ltd., please contact:

Jaclyn Ruptash
Vice President, Communications and Government and Investor Relations
+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-Looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. For the purposes of this release, forward-looking information includes, but is not limited to: the response to the mineral resource estimate in Botswana; the support for the redevelopment of the Selebi Mine from the National Government and local stakeholders; drilling at Selebi North; the ability to upgrade the inferred mineral resources on Selebi North; possible expansion potential down-dip and down-plunge of the existing mineral resource estimate; the publication by the Company of a potential updated mineral resource estimate or future prefeasibility study; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mine as currently contemplated; the ability of exploration activities (including drill results) to accurately predict mineralization; management's belief that the Selebi and Selebi North deposits may be connected at depth; the timing and ability of the Company to publish a prefeasibility study (by H1 2025 or at all); any discrepancies between the mineral resource estimate technical report and the scientific and technical information in this news release; the timing to release of the remaining assay results; the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mine as currently contemplated; the ability of the Company to define additional or upgrade existing mineral resource estimates on the Selebi Mine in accordance with NI 43-101; the productivity rates for underground drilling at Selebi North; drilling results confirming the legacy fold pattern continues at depth; the effective targeting activities proposed by the Company; the ability to identify additional mineralization down plunge of existing workings and the ability of such findings to be used to complete a mineral resource estimate and/or to support further economic studies; the ability and timing of advancing the underground drilling program at Selebi North as contemplated (if at all); the ability to expand the

resource potential at the Selebi Mine; the results of the drill program on Selebi North and the timing and disclosures of the Company regarding same; the relationships between, and continuity of, the various deposits (if any); the benefits of the Company's approach to exploration; management's belief that the Historic Resource could be indicative of the presence of mineralization on the deposits; and the anticipated benefits of the Company's approach to the resource development plan. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization, prefeasibility or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.com) under PREM's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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#4
SHAFT
UNDERGROUND
DEVELOPMENT
810m EXPLORATION DRIFT
2024 Selebi North Indicated Resource
2024 Selebi North Inferred Resource
modeled conductors
Planned-SNUG-25-184
(South Limb 100m
down plunge)
Planned-
SNUG-25-185
(N2 down-dip)
SNUG-24-144
SNUG-24-172

Figure 1: Selebi North Location of Reported Drill Holes with 2024 Mineral Resource Estimate, BHEM & Planned Initial Exploration Drilling

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/7759/238500_90e273418445c830_002full.jpg

PREMIUM RESOURCES LTD. | principled mining